The Organization

Daniel Connolly · Just now ·

Who wants to get into the movie business!? One of our boys, Ted Collins, is on the production team and it looks like a fun and potentially interesting investment.

Even if it's to be a part of the action and attend that premier, it could be worth a bet! Check it out!


ATM BOY
Swipe, Spend, Glitch, Repeat

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Invest in ATM BOY - The Movie: The crazy, true story of a bartender who broke the bank with his ATM Card... a...

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The Organization

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vest in ATM BOY - The Movie: The crazy, true story of a bartender who bro e bank with his ATM Card... and got away with it!

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Ted Collins Moderator

Thank you so much, Big D! We are days away from full clearance from the SEC to post to social media. Inside of this private group is okay and acceptable. Please watch the two videos and explore the page. This project is going to be FUN! Two Slamdance award winners are coming together to make one feature. It's a true viral story on over 6000 websites, and we are the filmmakers they chose to make a movie about it. The budget is small. 2M. Comedies at this level 2-5M are the most profitable. We only have to raise around 1.1M the rest of the money will come from tax credits and Gap Financing. We plan on shooting next May or earlier. We are going to shoot in the state or country with the best tax credits. If you want to go on a fun ride on a project that will have legs, it's a worldwide and well-known viral story, have to post the following disclosure: *Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.
**Some necessary "testing the waters" disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

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